UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To Rule 13d-2

Under the Securities Exchange Act of 1934

GLG Life Tech Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

361793201

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	361793201

1.	Names of Reporting Persons.

HZ Health Management Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)

☐ (b)

3.	SEC Use Only

4. Citizenship or Place of Organization	Marshall Islands

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power	2,303,238
	6. Shared Voting Power	0
	7. Sole Dispositive Power	2,303,238
	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person	2,303,238

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (9)	9.06%(1)

12. Type of Reporting Person (See Instructions): CO

(1) Based on 25,417,723 common shares of the issuer outstanding as of February 8, 2010.

(Page 2 of 5 Pages)

Item 1.

(a)	Name of Issuer:

GLG Life Tech Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

Suite 519 World Trade Centre
999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1
Item 2.

(a)	Name of Person Filing:

HZ Health Management Company Limited

(b)	Address of Principal Business Office or, if None, Residence:

Trust Company Complex
Ajeltake Road, Ajeltake Island
Majuro, Marshall Islands, MH 96960

(c)	Citizenship:

Marshall Islands

(d)	Title of Class of Securities:

Common Shares, with no par value (“Common Shares”)

(e)	CUSIP Number:

361793201

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(Page 3 of 5 Pages)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

	☒	Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,303,238 Common Shares.

(b)	Percentage of Class: 9.06%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,303,238

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,303,238

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

(Page 4 of 5 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2010

HZ HEALTH MANAGEMENT COMPANY LIMITED

By	/s/ Shi Cuifen
Shi Cuifen
Its	Managing Director

(Page 5 of 5 Pages)